

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 27, 2015

Via E-mail
Andrei Slivchenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russian Federation

    Re: Mechel OAO
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed April 28, 2015
             File No. 1-32328

Dear Mr. Slivchenko:

      We refer you to our comment letter dated August 17, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance

       Alexey Lukashov
       Director of Investor Relations
       Mechel OAO